SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                    PAINE WEBBER INCOME PROPERTIES FIVE L.P.

                                (Name of Issuer)


                            Limited Partnership Units

                         (Title of Class of Securities)



                                  0000 913 305
                                 (CUSIP Number)


       Olivia P. Adler, Esq.,1775 Eye Street, N.W. Washington, D.C. 20006

                               (202) 261-3385

(Name, Address and Telephone Number of Person Authorized to Receive

                          Notices and Communications)

                                 March 13, 1998


                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: LPSM Partners, L.P.
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  68-0394540

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       California, U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       1,980 units
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       1,980 units
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,980 units
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.66%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON: Kensington Investment Group, Inc.
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 68-0309666

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         / /

--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware, U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------

                  8    SHARED VOTING POWER

                       2,730 units
                ----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
                ----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       2,730 units
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,730
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.81%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: John P. Kramer
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                        / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
              ------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       2,730 units
              ------------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
              ------------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       2,730 units
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,730 units
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /


--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.81%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

ITEM 1.     Security and Issuer.

      This Statement relates to the shares of certain limited partnership units ( the "Units"), of Paine Webber Income Properties Five, L.P., a Delaware limited partnership with its principal executive office at 265 Franklin Street, Boston, MA 02110.

ITEM 2.     Identity and Background.

      This statement is being filed by Kensington Investment Group, Inc., a Delaware Corporation, John P. Kramer, and LPSM Partners, L.P. a California limited partnership (hereinafter each a "Reporting Person" and collectively the "Reporting Persons"). Further information regarding the identity and background of the Reporting Persons is as follows:

      John P. Kramer:

      (a)  John P. Kramer;

      (b)  4 Orinda Way, Suite 220-D, Orinda, California 94563;

      (c) Present principal occupation: President, Kensington Investment Group, Inc.

      Kensington Investment Group:

      (a)   Kensington Investment Group;

      (b)   4 Orinda Way, Suite 220-D, Orinda, California 94563;

      (c)   Investment Adviser

      LPSM Partners, L.P.:

      (a)   LPSM Partners, L.P.;

      (b)   4 Orinda Way, Suite 220-D, Orinda, California 94563;

      (c)   Holding Company

      (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) John P. Kramer - California, U.S.A.

            Kensington Investment Group, Inc. -- Delaware Corporation.

            LPSM Partners, L.P.  -- California limited partnership.

Item 3.     Source and Amount of Funds or Other Consideration.

      LPSM Partners, L.P. and Talon Partners, L.P. purchased the Units hereby reported for an aggregate amount of $640,650 cash. The source of such funds was the working capital of the respective limited partnerships.

Item 4.     Purpose of Transactions.

      The acquisitions of Units to which this statement relates have been made for investment purposes. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule D.

Item 5.     Interest in Securities of the Issuer.

            (a) LPSM Partners, L..P. directly beneficially owns 1,980 units (5.66%) of Paine Webber Income Properties Five, L.P.. John P.
            Kramer, indirectly beneficially owns 2,730 units (7.81%) of Paine Webber Income Properties Five, L.P., through his 45% direct ownership of Kensington Investment Group, Inc. Kensington Investment Group, Inc., as a general partner of LPSM Partners, L.P. and of Talon Partners, L.P. indirectly beneficially owns 2,730 units (7.81%) of Paine Webber Income Properties Five, L.P.

            (b) John P. Kramer, through his 45% ownership interest in Kensington Investments, Inc., which in turn is a general partner of both LPSM Partners, L.P. and of Talon Partners, L.P. has the power to vote or to direct the vote or to dispose or to direct the disposition of 2,730 units of Paine Webber Income Properties Five, L.P. Kensington Investment Group, Inc. as general partner of both LPSM Partners, L.P. and of Talon Partners, L.P. has the power to vote or direct the vote or to direct the disposition of 2,730 units of Paine Webber Income Properties Five, L.P..

      (c)   None.

      (d)   None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

      None.


Item 7.     Materials Filed as Exhibits.

      None.

Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 23, 1998               JOHN P. KRAMER


                                    ---------------------------------
                                    John P. Kramer


                                    KENSINGTON INVESTMENT GROUP, INC.


                                    ---------------------------------
                                    John P. Kramer, President


                                    LPSM PARTNERS, L.P.


                                    ---------------------------------
                                    John P. Kramer